Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia

Postal Address: PO Box 393 Hamilton, Qld 4007, Australia

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

30/09/04

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcement that we have disclosed to the Australian Stock Exchange on 30/09/04 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

SAM'S SEAFOOD HOLDINGS LIMITED

DIRECTORS' REPORT

The Directors of Sam's Seafood Holdings Limited have pleasure in presenting their report on the Company and its controlled entities for the financial year ended 30 June 2004.

DIRECTORS

The following persons were directors of Sam's Seafood Holdings Limited during the whole year and up to the date of this report:

Grahame Denovan – Non-Executive Director and Chairman

With over 30 years experience in the seafood industry, Mr. Denovan has worked with medium and large size seafood companies in Australia before he sold his own companies 4 years ago. He has always had an interest in fisheries management and had a close involvement in many state and federal committees including seven years as a Board member of the Queensland Fisheries Management Authority.

Nicholas Noutsatos – Managing Director

Mr. Noutsatos is one of the founders of Sam's Seafood business with 20 years experience in the seafood industry and across a broad range of activities – from the ocean to the processing floor to the Boardroom. Mr. Noutsatos, as CEO of the Sam's Seafood Group, is responsible for Sam's Seafood's overall management and is the driving Director behind its strategies.

Richard Abel – Non-Executive Director

Mr. Abel was the external accountant for Sam's Seafood from 1987 until the float in 2001. He has extensive knowledge of the business, its culture and its management. He has spent all his working life in the field of taxation and accounting. He is a partner in a local CPA firm.

Bill Matthews – Executive Director

Mr. Matthews has had 28 years experience in the seafood industry including seafood procurement, processing and exporting. Mr. Matthews also acts as a consultant to help design and develop prawn processing equipment for other seafood exporters. He is currently involved in operational and exporting activities for Sam's Seafood.

Adrian Vos – Non –Executive Director

Mr. Vos has spent many years involved with food research. In addition he has specialised in waste management. He has held various positions in the Australian Shareholders' Association.

CORPORATE INFORMATION

Sam's Seafood Holdings Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year [Sam's Seafood Hamilton Limited, Sam's Seafood Redcliffe Limited, Sam's Seafood Properties Limited, Sam's Seafood Lifestyles Pty Ltd, Sam's Seafood Sunshine Coast Pty Ltd, Sam's Seafood Capricorn Coast Pty Ltd, Sam's Australia Limited (UK), Sam's Seafood Investments Pty Ltd and Sam's Seafood USA Inc].

PRINCIPAL ACTIVITIES

The principal activities of the Company and the entities it controlled during the financial year included: commercial fishing, wholesaling and distribution of seafood and associated products throughout south-east Queensland, wholesaling and distribution of small goods, consumables and packaging materials, retailing seafood, restaurant and function operations, processing seafood for sale to supermarket chains and other retail outlets, exporting seafood to overseas markets, cold store operations, regional strategic property developments and fast food retail operation under a franchise arrangement.

REVIEW OF BUSINESS OPERATIONS

Background Information

Sam's Seafood was established in 1984 in Brisbane by the Noutsatos family and operated from a single motor vehicle. This business has grown from being a small retail operator 19 years ago, to become one of the major players in the seafood industry, with a vertically integrated business operation covering all aspects of the seafood supply chain – from the ocean to the retail customer, thereby diversifying it's revenue sources across the whole range of seafood production, retail, wholesale and distribution.

In order to facilitate the platform for the business to grow to become the biggest operator in the seafood industry in Australia and become a significant force in the global seafood market, the business structure has been transformed from being a privately held business to become a public company, under the name of Sam's Seafood Holdings Limited.

Sam's Seafood Holdings Limited was successfully listed on the Australian Stock Exchange on 21 December 2001.

Business Activities / Operations

Retail Division – Fresh Seafood Division

Sam's Seafood's three fresh seafood retail markets located at Hamilton, Sunshine Coast and Gladstone all delivered strong growth and consistent revenue to the Group throughout the year. The retail division is expected to be further strengthened with plans to establish additional retail presences under the Sam's Fresh Produce Market concept in the new financial year. Target locations for this expansion include Toowoomba and Brisbane's western and northern suburbs.

Wholesale Division

This division recorded strong growth through the 'fish and chips' (as a result of the amalgamation of Seaborn Seafood business in November 2003), clubs and hotels, restaurants, supermarket sectors and the newly established Sam's Seafood branded fast food stores. Sales to the major supermarkets and independent chain stores recorded substantial revenue gains during the year, with current projections pointing to an increased market share throughout Queensland and interstate in the new financial year.

The Board is currently reviewing our Group's forward strategy with a focussed objective to establishing a wholesale distribution network which would position Sam's Seafood as a national food distributor and seafood supplier.

REVIEW OF BUSINESS OPERATIONS (continued)

Export Division

The unexpected high appreciation of the Australian Dollar and other adverse regional issues during the year contributed to a 70% decrease in export revenue compared to the previous financial year. However, Sam's Seafood has been consolidating and channelling its resources into the forging domestic market during the year, which produced higher domestic revenue and margin to the Group to offset the decrease in the export division.

Since the incorporation of Enterprise Fisheries operations into the Group at the beginning of January 2004, there have been encouraging signs coming from the lucrative South-East Asian market. Sam's Seafood has been able to export large quantities of scallops with satisfactory margins into this region with the demand expected to remain strong into the new financial year. The concentration of our export activities into this captive sector is anticipated to offset the slow down in other export markets.

Restaurant Division

During the first half, Sam's Seafood established a spectacular dining presence in a prominent position on the Gold Coast, Queensland called Sam's Pier. This restaurant has been operated in a similar manner to our flagship restaurant / conference centre facility – Sam's on Suttons, located at Suttons Beach, Redcliffe in Queensland.

Sam's Seafood will continue to seek similar opportunities in future to promote our established brand name and broad appeal image to the consumer market. Opportunities in this respect will not be limited to South-East Queensland but will also include the consideration of interstate localities.

Sam's Seafood recognises that its future as a mature and sophisticated retail identity lies in the successful propagation of our intellectual property as an enticing and reliable consumer brand throughout all sectors of our diversified operations.

Fast Food Division

Sam's Seafood established its innovative fast food franchise division during the first half of the 2004 Financial Year. This is an exciting ground-breaking business venture for the Group purposely intended to garner substantial retail market share while fostering strong brand awareness throughout Australia relatively quickly. In addition, the fast food chain will continue to create stable recurring sales to the Wholesale Division and will generate royalty income from the franchised stores for the Group.

Sam's Seafood has maintained an ambitious growth strategy, establishing a total of twelve stores in Queensland and NSW in only ten months of trading. A projected total of 30 stores (including franchised and company stores) are anticipated to be trading in Queensland, NSW and Victoria by the end of 2005 Financial Year.

Due to the initial start-up costs involved in establishing our fast food retail presence, with consideration to staff recruitment, product research and development etc, this Division incurred significant costs and contributed to the overhead sustained by the Group during the year.

Sam's Seafood expects that as recurring revenue continues to be generated with the inclusion of new franchised stores into the chain, the initial investment will be positively rewarded in future financial periods.

REVIEW OF BUSINESS OPERATIONS (continued)

Fast Food Division (continued)

The Board's primary strategy for the new financial year is to establish a national distribution network throughout Australia's major cities. This network will in part sustain the aggressive roll-out plan for our fast food stores in the coming years while simultaneously providing services to our profitable supermarket sector.

Property Division

Sam's Seafood Properties Limited, a wholly owned subsidiary of the parent Company, divested itself of the Cold Store and Head Office building for $6.6 million and $4 million respectively during the year. The pre-tax profit generated from these two transactions was in excess of $2 million.

The Board will continue to review our current and future property portfolio with view to actively improving our debt to equity ratio, strengthening our balance sheet, and generate increased cash flow to support the fast growing retail, wholesale and fast food operations of the Group.

REVIEW OF FINANCIAL PERFORMANCE

The consolidated revenue from operating activities for the financial year ended 30 June 2004 was $69.99 million versus $55.85 million recorded for 2003 (up 25%). The net consolidated profit from ordinary activities after tax for the financial year was $2.49 million compared with $2.88m for 2003 (down 13%).

DIVIDENDS PAID OR RECOMMENDED

In accordance with the consolidated entity's half-year reporting announcement, an interim fully franked dividend of 3.5 cents per ordinary share, amounting to $850,247, was paid on 29 June 2004. Also, the consolidated entity paid interim and final dividends of 16 cents per preference share, amounting to $353,176 each on 31 December 2003 and 30 June 2004 respectively.

Subsequent to 30 June 2004, a final fully franked dividend of a further 3.5 cents per share, amounting to $851,475, has been declared by the Directors. This dividend is payable on 17 November 2004. A provision for this dividend has not been recognised in the 30 June 2004 financial report.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

(a) acquisition of Seaborn Seafood, which enabled the Company to increase its market share in the food services area in South-East Queensland; and

(b) acquisition of Enterprise Fisheries, which allowed the Company to tap into the protected scallop export market to Hong Kong and Singapore, due to the well recognised Enterprise brand name in those regions.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

There has not been any other matter or circumstance that has arisen since the end of the financial year that has significantly affected, or may affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

There were no likely developments in the operations of the consolidated entity that were not finalised at the date of this report, which has not been reported elsewhere in the Annual Report.

DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

Principles used to determine the nature and amount of remuneration

The objective of the Company's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

- competitiveness and reasonableness
- acceptability to shareholders
- performance linkage / alignment of executive compensation
- transparency
- capital management

Executive Pay

The executive pay and reward framework has two components:

- Base pay and benefits
- Other remuneration such as superannuation

The combination of these comprises the executive's total remuneration. The company intends to introduce long-term equity-linked performance incentives specifically for executives during the year ended 30 June 2005.

Base pay

Structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-financial benefits at the executives' discretion. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases fixed in any senior executive's contracts.

Benefits

Executives receive benefits including car allowances.

Principles used to determine the nature and amount of remuneration (continued)

The Remuneration Committee of the Board of Directors (currently consisting of Mr. Grahame Denovan and Mr. Richard Abel) is responsible for the monitoring and approval of remuneration for all senior executives of the Company, including the Managing Director. That same committee has also established and overseen general remuneration policies within the business.

Details of remuneration of each Director of Sam's Seafood Holdings Limited, including their personally-related entities are set out in the following tables.

2004	Primary			Post-employment		Equity	
	Cash Salary and fees $	Consultancy fees $	Non-monetary benefits $	Super - annuation $	Retirement benefits $	Options $	Total $
Grahame Denoavn	50,000	-	-	5,000	-	-	55,000
Nichcolas Noutsatos	72,727	-	-	7,273	-	-	80,000
Richard Abel	30,000	-	-	3,000	-	-	33,000
Bill Matthews	38,250	50,470	-	7,500	-	-	96,220
Adrian Vos	25,000	-	-	2,500	-	-	27,500
Total	215,977	50,470	-	25,273	-	-	291,720

Details of the remuneration of each executive of the consolidated entity, are set out in the following tables.

2004	Primary			Post-employment		Equity	
	Cash Salary and fees $	Cash bonus $	Non-monetary benefits $	Super - annuation $	Retirement benefits $	Options $	Total $
Chris Henson	94,297	-	10,000	9,430	-	-	113,727
Ken Situ	95,384	-	10,000	9,538	-	-	114,922
Total	189,681	-	20,000	18,968	-	-	228,649

SHARE OPTIONS

Sam's Seafood Holdings Limited has not issued any options over shares in Sam's Seafood Holdings Limited.

DIRECTORS' INTERESTS

The relevant interest of each Director in the share capital of the Company as notified by the Directors to the Australian Stock Exchange in accordance with Section 205G(1) of the Corporations Act 2001, at the date of this report is as follows:

Director	Ordinary Shares	Preference Shares
Grahame Denovan	52,320	-
Nicholas Noutsatos	7,487,681	-
Richard Abel	86,250	-
Bill Matthews	66,249	-
Adrian Vos	522,076	-

DIRECTORS' MEETINGS

The number of Directors' meetings and number of meetings attended by each of the Directors of the Company during the financial year are:

Director	**Number of Meetings Held while as a Director**	**Number of meetings Attended**
Grahame Denovan	14	14
Nicholas Noutsatos	14	14
Richard Abel	14	14
Bill Matthews	14	13
Adrian Vos	14	14
Audit & Risk Management Committee Meetings		
Richard Abel	1	1
Grahame Denovan	1	1
Adrian Vos	1	1
Board Remuneration & Nomination Committee		
Richard Abel	1	1
Grahame Denovan	1	1

Any other matters that required Board approval during the year under review were approved by way of circulatory resolution in writing by the Directors.

ENVIRONMENTAL REGULATIONS

The consolidated entity is not subject to any significant environmental regulations under a Commonwealth, State or Territory law.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year the Company paid an insurance premium to insure the Directors, the Company Secretary and Officers of the Company and it's controlled entities. The liabilities insured exclude conduct involving a wilful breach of duty or improper use of information or position to gain a personal advantage. The contract prohibits the disclosure of the premium paid.

The liabilities insured are costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the officers in the capacity as officers of entities in the consolidated entity.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party, for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

AUDITOR

Pitcher Partners, Accountants Auditors & Advisors, continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the Board of Directors.

Grahame Denovan
Chairman

Brisbane, 30 September 2004

SAM'S SEAFOOD HOLDINGS LIMITED

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Sam's Seafood Holdings Limited, we state that:

In the opinion of the Directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts and when they become due and payable.

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 29 will be able to meet any obligation or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee described in Note 29.

This declaration is made in accordance with a resolution of the Directors.

Grahame Denovan
Chairman

Brisbane, 30 September 2004

SAM'S SEAFOOD HOLDINGS LIMITED

Statements of Financial Performance
For the year ended 30 June 2004

	Note	Consolidated 2004 $	Consolidated 2003 $	Parent 2004 $	Parent 2003 $
Revenues from ordinary activities	3	69,998,108	55,847,196	3,003,760	2,308,301
Cost of goods sold		39,808,147	35,987,281	-	-
Cost of property sold		8,965,219	1,018,950	-	-
Employee benefits expenses		7,969,133	7,536,693	-	-
Directors fees and on costs		241,250	217,500	241,250	217,500
Depreciation and amortisation		2,033,294	1,756,318	-	-
Borrowing costs expenses		1,251,355	882,197	-	-
Rent and outgoings		814,236	267,247	-	-
Operating expenses		4,560,938	3,548,873	-	-
Other expenses		393,664	219,256	188,039	163,690
Profit from ordinary activities before income tax	4	3,960,872	4,412,881	2,574,471	1,927,111
Income tax expense	5	1,488,669	1,530,641	706,581	512,685
Net profit attributable to members of Sam's Seafood Holdings Limited	20	2,472,203	2,882,240	1,867,890	1,414,426
Total changes in equity other than those resulting from transactions with owners as owners		2,472,203	2,882,240	1,867,890	1,414,426
		Cents	Cents		
Basic earnings per share	33	7.40	12.15		
Diluted earnings per share	33	7.40	12.15		

The Statements of Financial Performance should be read in conjunction with the accompanying notes

SAM'S SEAFOOD HOLDINGS LIMITED

Statements of Financial Position
As at 30 June 2004

	Note	Consolidated		Parent	
		2004	2003	2004	2003
		$	$	$	$
Current Assets					
Cash	7	1,552,038	5,321,652	(211,047)	5,288,863
Receivables	8	7,492,408	4,475,456	776,491	-
Inventories	9	14,848,664	12,409,702	-	-
Other	10	183,580	243,871	-	148,037
Total Current Assets		24,076,690	22,450,681	565,444	5,436,900
Non-Current Assets					
Receivables	8	-	-	31,948,878	25,550,572
Property, plant and equipment	11	12,256,103	16,425,466	-	-
Deferred tax assets	12	154,583	206,398	154,583	33,750
Investments	13	500,000	-	230,065	230,064
Intangible assets	14	18,160,642	17,060,598	109,505	63,420
Total Non-Current Assets		31,071,328	33,692,462	32,443,031	25,877,806
Total Assets		55,148,018	56,143,143	33,008,475	31,314,706
Current Liabilities					
Accounts payable	15	4,790,632	4,391,736	168,758	147,823
Interest bearing liabilities	16	2,790,103	2,569,429	-	-
Current tax liabilities	17	2,091,115	1,583,068	2,091,115	537,435
Provisions	18	192,740	1,133,103	-	835,065
Total Current Liabilities		9,864,590	9,677,336	2,259,873	1,520,323
Non-Current Liabilities					
Interest bearing liabilities	16	12,150,208	14,802,383	-	-
Deferred tax liabilities	17	50,225	83,845	50,225	-
Provisions	18	45,771	50,662	-	-
Total Non-Current Liabilities		12,246,204	14,936,890	50,225	-
Total Liabilities		22,110,794	24,614,226	2,310,098	1,520,323
Net Assets		33,037,224	31,528,917	30,698,377	29,794,383
Equity					
Contributed equity	19	30,594,642	29,159,559	30,594,642	29,159,559
Retained profits	20	2,442,582	2,369,358	103,735	634,824
Total Equity		33,037,224	31,528,917	30,698,377	29,794,383

The Statements of Financial Performance should be read in conjunction with the accompanying notes

SAM'S SEAFOOD HOLDINGS LIMITED

Statements of Cash Flows
For the year ended 30 June 2004

	Note	Consolidated 2004 $ Inflows/ (Outflows)	Consolidated 2003 $ Inflows/ (Outflows)	Parent 2004 $ Inflows/ (Outflows)	Parent 2003 $ Inflows/ (Outflows)
Cash Flows from Operating Activities					
Receipts from customers		67,420,033	60,367,202	-	-
Payments to suppliers and employees		(59,234,649)	(59,551,695)	(260,317)	(283,932)
Interest received		27,711	77,310	3,760	13,435
Income taxes paid		(962,427)	(1,114,811)	-	(592,236)
Interest paid		(1,251,355)	(882,197)		
Other		917,654	516,604	-	-
Net operating cash flows	30	6,916,967	(587,587)	(256,557)	(862,733)
Cash Flows from Investing Activities					
Payment for property, plant and equipment		(2,661,340)	(7,964,597)	-	-
Payment for intangible assets		(805,701)	(1,862,411)	(46,085)	(25,495)
Loans & repayment from controlled entities		3,296	-	(3,398,309)	(3,245,140)
Loans to related entities		(2,486,066)	(956,673)	-	-
Net investing cash flows		(5,949,811)	(10,783,681)	(3,444,394)	(3,270,635)
Cash Flows from Financing Activities					
Proceeds from issuing shares		-	9,879,400	-	9,879,400
Capital raising costs paid		(2,630)	(625,343)	(2,630)	(625,343)
Proceeds from borrowings		5,100,000	11,578,354	-	-
Repayment of borrowings		(8,037,811)	(3,077,280)	-	-
Dividends paid		(1,796,329)	(165,217)	(1,796,329)	(165,217)
Net financing cash flows		(4,736,770)	17,589,914	(1,798,959)	9,088,840
Net increase / (decrease) in cash held		(3,769,614)	6,218,646	(5,499,910)	4,955,472
Cash at the beginning of the financial year		5,321,652	(896,994)	5,288,863	333,391
Cash at the end of the financial year	7	1,552,038	5,321,652	(211,047)	5,288,863

The Statements of Financial Performance should be read in conjunction with the accompanying notes

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention.

The following specific accounting policies have been adopted in the preparation of the financial statements.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Sam's Seafood Holdings Limited as at 30 June 2004 and the results of all controlled entities for the year then ended. Sam's Seafood Holdings Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Cash

For purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of change in value.

(c) Receivables

All trade debtors are recognised at the amounts receivable as they are due for settlement within normal trading terms of 7 to 30 days or in accordance with contractual terms. The ability to collect trade debtors is reviewed on an ongoing basis. Unrecoverable debts are written off and a provision is made where the ability to collect is uncertain.

(d) Inventories

Finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of stock on the basis of weighted average cost.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributed to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

A liability for restructuring costs is recognised as at the date of acquisition of an entity when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

(f) Property, plant and equipment

Property, plant and equipment are brought to account at cost less, where applicable, any accumulated depreciation or amortisation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets.

The depreciable amount of all fixed assets including buildings, but excluding freehold land, is depreciated over their useful lives commencing from the time the asset is held ready for use.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in profit from ordinary activities before income tax in the year of disposal.

(g) Leased non-current assets

A distinction is made between finance leases which effectively transfers from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and interest expense.

The leased asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Depreciation
Operating assets such as buildings, plant and equipment, motor vehicles and other equipment are depreciated on a prime cost or diminishing value basis so as to allocate their net costs against revenue over their estimated useful lives. The estimated useful lives are as follows:

Buildings	40 years
Plant and equipment	3 to 10 years
Motor vehicles	3 to 5 years
Leased vehicles/vessel	3 to 5 years
Leasehold improvements	40 years

(i) Recoverable amount of non-current assets
The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant groups of assets. The decrement in the carrying amount is recognised as an expense in net profit or loss in the reporting period in which the recoverable amount write-down occurs.

The expected net cash flows included in determining recoverable amount of non-current assets are not discounted to their present values.

(j) Investments
Interests in unlisted entities are brought to account at cost.

(k) Goodwill
Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over the period during which the benefits are expected to arise. This is taken as being 20 years.

(l) Trade and other creditors
These amounts represent liability for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(m) Interest bearing liabilities
Loans, hire purchase and lease liabilities are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n) Income tax

Tax effect accounting procedures are followed whereby the income tax expense shown in the statement of financial performance is based on the profit from ordinary activities before income tax adjusted for any permanent differences.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of profit from ordinary activities before income tax and taxable income are brought to account as either provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation, the anticipation that the company will derive sufficient future assessable income to enable the benefit to be realised and comply with conditions of deductibility imposed by the law.

Sam's Seafood Holdings Limited and its wholly-owned Australian controlled entities have decided to implement the tax consolidation legislation as of 1 July 2003. The Australian Taxation Office has not yet been notified of the decision.

As a consequence, Sam's Seafood Holdings Limited, as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under an accounting tax sharing agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under the tax sharing agreement are recognised as a component of income tax expense (revenue).

(o) Employee entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered to balance date. Employee entitlements expected to be settled within one year together with entitlement arising from salaries and wages and annual leave which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the company to any employee superannuation fund and are charged as expenses when incurred.

(p) Provision for dividend

Provision is made for the amount of any dividend declared, determined or publicly recommended by the Directors on or before the end of the financial year but not distributed at balance date.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods - sale is recorded when goods have been despatched to a customer and the associated risks have passed to the customer.

(r) Foreign currency transactions
Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. The balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

(s) International Financial Reporting Standards

Australian Equivalents to International Financial Reporting Standards (AIFRS) will be adopted in the financial report for the year ending 30 June 2006 and the comparative information presented in that report for the year ending 30 June 2005. In preparation for the transition, opening balances as at 1 July 2004 for the comparative year ending 30 June 2005 will be converted to AIFRS in accordance with new accounting standard AASB 1 "First Time Adoption of Australian International Financial Reporting Pronouncements".

The transition to AIFRS is being managed through the following measures:

- Examination of impacts to isolate those areas where changes are required to adjust the Group's information systems and reporting style to comply with the new requirements;
- Consultation with our financial advisors and auditors to ensure acceptance of changes at a review level;
- Involvement of the Board to ensure understanding at the highest level so as to allow decisions to be made with full awareness of the effect on the Group's reporting requirements;
- Implementing changes required after careful examination and planning of the processes to arrive at the optimum outcome; and
- Instituting appropriate staff training to achieve an appropriate level of understanding and implementation.

The key differences in accounting policies expected to arise from adoption of AIFRS are listed as follows:

Income Tax

Currently, the Group adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the Australian equivalent to IAS 12, the Group will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) International Financial Reporting Standards

Goodwill

Goodwill is currently amortised over a 20 year period. AIFRS does not permit goodwill to be amortised, but instead requires the carrying amount to be tested for impairment at least annually. Goodwill is currently recognised in the statement of financial position must be allocated to individual cash-generating units (or groups of cash-generating units) and tested for impairment at the allocated level. This change in accounting policy may result in increased volatility in the profit and loss, where impairment losses are likely to occur.

Impairment of assets

Non-current assets are written down to recoverable amount when the asset's carrying amount exceeds recoverable amount. Historically, the Group has not discounted cash flows in determining the recoverable amount of its non-current assets.

Under AIFRS, both current and non-current assets are tested fro impairment. In addition, AIFRS has a more prescriptive impairment test, and requires discounted cash flows to be used where value in use is used to assess recoverable amount. Consequently, on adoption of AIFRS, a further impairment of certain assets may need to be recognised, thereby decreasing opening retained earnings and the carrying amount of assets.

Property, Plant and Equipment

On transition to AIFRS, the Group has several options in the determining of the cost of each tangible asset, and can also elect to use the cost or fair value basis fro the measurement of each class of property, plant equipment after transition.

Employee benefits

Under AIFRS, the Group will no longer be able to recognise provisions for annual leave on a nominal basis, regardless of when the leave is expected to be taken, but will be required to discount the portion of annual leave liabilities expected to be taken mote than twelve months from the reporting date. This change in accounting policy is likely to reduce the aggregate provision for annual leave, but is unlikely to significantly affect the statement of financial performance.

Proceeds from sale of assets

The current definition of revenue requires proceeds on sale of non-current assets to be included as revenue – this has the effect of grossing up the statement of financial performance. Under AIFRS, only the net gain or loss from the sale will be recognised in profit or loss and revenue. Consequently, there will be no impact on the net profit/(loss) result.

NOTE 2: SEGMENT INFORMATION

(a) Business Segments

The consolidated entity has the following reportable segments.

Seafood Sales and Distribution Operations

Commercial fishing, seafood processing, exporting, retailing, wholesaling and distribution of seafood, small goods and associated products, cold store operation.

Restaurant and Fast Food Segment

Restaurant, catering, conference centre and fast food operations.

(b) Geographical Segments

The consolidated entity's divisions operate in three main geographical segments.

Australia

The main operating activities of the entity, producing assets and sales are within Australia.

United Kingdom

A sales and marketing entity called Sam's Australia Limited was established in December 2002. This entity has contributed sales revenue to the group during the reporting period.

United States of America

A sales and marketing entity called Sam's Seafood USA Limited was established in September 2003. This entity has contributed some sales revenue to the group during the reporting period.

Segment accounting policies

Segment accounting policies are the same as the consolidated entity's policies.

NOTE 2: SEGMENT INFORMATION (continued)

Primary Reporting – Business Segments

	Seafood Sales and Distribution		Restaurant and Catering		Inter-segment eliminations		Consolidated	
	2004	2003	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$	$	$
Total segment revenue	64,375,498	53,228,883	5,622,610	3,072,396	(163,952)	(454,083)	69,998,108	55,847,196
Segment result	2,280,604	3,404,694	216,724	(522,454)	-	-	3,985,997	4,412,881
Unallocated revenue less unallocated expenses							-	-
Profit from ordinary activities before income tax expense							3,985,997	4,412,881
Income tax expense							(1,488,669)	(1,530,641)
Net profit							2,497,328	2,882,240
Segment assets	51,661,125	53,852,017	5,154,620	4,416,509	(1,642,727)	(2,125,383)	55,148,018	56,143,143
Unallocated assets							-	-
Total assets							55,148,018	56,143,143
Segment liabilities	16,904,657	19,929,478	5,226,643	4,705,254	(20,506)	(20,506)	22,110,794	24,614,226
Unallocated liabilities							-	-
Total liabilities							22,110,794	24,614,226
Investments in associates and join venture	-	-	-	-	-	-	-	-
Acquisition of property, plant and equipment, intangibles assets	5,122,394	10,340,121	161,538	1,382	-	-	5,283,932	10,341,503
Depreciation and amortisation expense	-	536,420	281,440	278,526	-	-	1,140,702	814,946
Other non-cash expenses	1,005,656	941,372	-	-	-	-	1,005,656	941,372

NOTE 2: SEGMENT INFORMATION (continued)

Secondary reporting – geographical segments

	Segment revenues from Sales to external customers		Segment assets		Acquisition of property, plant and Equipment, intangibles and other Non-current segment assets	
	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$
Australia	69,157,849	55,757,618	54,854,050	56,048,753	5,277,278	10,247,113
United Kingdom	807,853	89,578	175,604	94,390	-	94,390
United States	32,406	-	143,364	-	6,654	-
	69,998,108	55,847,196	55,148,018	56,143,143	5,283,932	10,341,503

NOTE 3: REVENUE

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Revenue from operating activities:				
Sale of goods	58,239,865	53,468,606	-	-
Proceeds on disposal of non-current assets	10,600,000	2,029,800	-	-
Revenue from outside the operating activities:				
Interest – controlled entities	-	-	3,000,000	2,294,866
Interest - related parties	212,878	59,985	-	-
Interest – other entities	27,711	17,325	3,760	13,435
Other items	917,654	271,480	-	-
Total revenue	69,998,108	55,847,196	3,003,760	2,308,301

NOTE 4: OPERATING PROFIT

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
a) Net gains and expenses				
Profit from ordinary activities before income tax includes the following specific net gains and expenses:				
Gains				
Interest – controlled entities	-	-	3,000,000	2,294,866
Interest – related parties	212,878	59,985	-	-
Interest – other entities	27,711	17,325	3,760	13,435
Profit on sale of property	-	981,050	-	-
Expenses				
Depreciation of:				
Buildings	14,823	54,178	-	-
Plant and office equipment	523,934	454,197	-	-
Motor vehicles	385,116	218,304	-	-
Amortisation of:				
Goodwill	1,005,656	941,372	-	-
Leased vehicles	38,774	47,661	-	-
Leasehold improvements	64,991	84,424	-	-
Bad debts	99,916	38,262	-	-
Interest and finance charges paid/payable				
Other parties	1,251,355	882,197	-	-
Provisions for employee entitlements	238,511	348,700	-	-
Rental expense relating to property leases	814,236	267,247	-	-
Loss on sale of property, plant and equipment	7,165	-	-	-

NOTE 5: INCOME TAX

The aggregate amount of income tax expense attributable to the financial year differs from the prima facie amount calculated on the operating profit. The differences are reconciled as follows:

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Operating profit before income tax	3,960,872	4,412,881	2,574,471	1,927,111
Income tax expense calculated at 30% on the operating profit	1,188,262	1,323,864	772,341	578,133
Tax effect of permanent differences:				
Amortisation of goodwill	301,697	282,412	-	-
Other	(4,620)	(42,110)	(65,341)	(65,448)
Income tax expense adjusted for permanent difference	1,485,339	1,564,166	707,000	512,685
Adjustment to opening balances of future income tax benefit and deferred tax liability	-	(55,973)	-	-
Underprovision/(overprovision) from previous year	3,330	22,448	(419)	-
Income tax expense attributable to operating profit	1,488,669	1,530,641	706,581	512,685
Income tax expense attributable to operating profit comprises:				
Income tax paid	-	-	-	-
Current year tax payable	1,584,100	1,583,068	1,584,100	537,435
Movement in provision for deferred income tax	(33,620)	83,845	50,225	-
Movement in future income tax benefit	51,815	(170,300)	(120,833)	(24,750)
Underprovision/(overprovision) from prior year	(113,626)	34,028	(30,420)	-
Net income tax attributable to wholly-owned tax consolidated entities	-	-	(776,491)	-
	1,488,669	1,530,641	706,581	512,685
Franking credits available for use in subsequent financial year	2,216,999	-	2,216,999	-

The above amounts represent the balance of the franking account as at the end of the financial year adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;
(b) franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date;
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(d) franking credits that may be prevented from being distributed in subsequent financial years.

NOTE 5: INCOME TAX (continued)

Tax Consolidation

Sam's Seafood Holdings Limited and its wholly-owned Australian controlled entities have decided to implement the tax consolidation legislation as of 1 July 2003. The Australian Taxation Office has not yet been notified of the decision.

The wholly-owned entities have fully compensated Sam's Seafood Holdings Limited for deferred tax liabilities assumed by Sam's Seafood Holdings Limited on the date of the implementation of the legislation and have been fully compensated for any deferred tax assets transferred to Sam's Seafood Holdings Limited.

The entities have also entered into a tax sharing and funding arrangement. Under the terms of this agreement, the wholly-owned entities reimburse Sam's Seafood Holdings Limited for any current income tax payable by Sam's Seafood Holdings Limited arising in respect of their activities. The reimbursements are payable at the same time as the associated income tax liability falls due and have therefore been recognised as a current tax-related receivable by Sam's Seafood Holdings Limited. In the opinion of the directors, the tax sharing agreement is also a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Sam's Seafood Holdings.

NOTE 6: DIVIDENDS

The following dividends have been paid or recommended during the last two financial year.

	$	Amount per share	Franked amount per share
Ordinary Share			
2002 interim dividend paid 1 July 2002	695,193	3.0 cents	3.0 cents
2002 final dividend paid 11 November 2002	703,320	3.0 cents	3.0 cents
2003 interim dividend paid 1 July 2003	835,065	3.5 cents	3.5 cents
2003 final dividend paid 14 November 2003	842,380	3.5 cents	3.5 cents
2004 interim dividend paid 29 June 2004	850,247	3.5 cents	3.5 cents
Preference Share			
No final dividend declared for 2003	-	-	-
2004 interim dividend paid 31 December 2003	353,176	16 cents	16 cents
2004 final dividend paid 30 June 2004	353,176	16 cents	16 cents

Subsequent to the end of the year, the directors have declared the following dividend.

2004 final dividend for Ordinary Share recommended for payment on 17 November 2004	851,475	3.5 cents	3.5 cents

NOTE 6: DIVIDENDS (continued)

	Parent	
	2004	2003
	$	$
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan (available for Ordinary Shares only) during the years ended 30 June 2004 and 2003 were as follows:		
Paid in cash	1,796,329	165,217
Satisfied by issue of shares	1,437,713	1,233,296
	3,234,042	1,398,513

NOTE 7: CASH

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Cash at bank and on hand	1,552,038	5,321,652	(211,047)	5,288,863

NOTE 8: RECEIVABLES

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
CURRENT				
Trade debtors	4,582,618	3,863,054	-	-
Less provision for doubtful debts	(50,000)	(50,000)	-	-
	4,532,618	3,813,054	-	-
Unsecured loans to Director and Director related parties	1,578,947	396,177	-	-
Other debtors	1,380,843	266,225	-	-
Tax related receivable	-	-	776,491	-
	7,492,408	4,475,456	776,491	-
NON-CURRENT				
Unsecured loans to controlled entities	-	-	31,948,878	25,550,572
	-	-	31,948,878	25,550,572

NOTE 9: INVENTORIES

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Finished goods at cost	14,848,664	12,409,702	-	-

NOTE 10: OTHER ASSETS

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Deposits	66,644	7,405	-	-
Prepayments	116,936	236,466	-	148,037
	183,580	243,871	-	148,037

NOTE 11: PROPERTY, PLANT & EQUIPMENT

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Land and buildings at cost	2,461,993	4,126,935	-	-
Buildings at cost	992,009	4,429,586	-	-
Less accumulated depreciation	(24,822)	(62,178)	-	-
	967,187	4,367,408	-	-
Plant and equipment at cost	5,944,549	4,546,426	-	-
Less accumulated depreciation	(1,149,843)	(625,909)	-	-
	4,794,706	3,920,517	-	-
Motor vehicles at cost	2,082,188	1,632,087	-	-
Less accumulated depreciation	(651,451)	(364,193)	-	-
	1,430,737	1,267,894	-	-
Leased vehicles/vessel at cost	361,447	495,969	-	-
Less accumulated amortization	(184,249)	(231,375)	-	-
	177,198	264,594	-	-
Leasehold improvements at cost	2,600,670	2,589,515	-	-
Less accumulated amortization	(176,388)	(111,397)	-	-
	2,424,282	2,478,118	-	-
	12,256,103	16,425,466	-	-

NOTE 11: PROPERTY, PLANT AND EQUIPMENT (continued)

Reconciliation

Reconciliation of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current year

Parent	Land	Buildings	Plant and equipment	Motor vehicles	Leased vehicles / vessel	Leasehold improvements
Gross Carrying Amount						
Balance at 1 July 2003	-	-	-	-	-	-
Additions	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Acquisitions of businesses	-	-	-	-	-	-
Balance at 30 June 2004	-	-	-	-	-	-
Accumulated Depreciation						
Balance at 1 July 2003	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Depreciation expense	-	-	-	-	-	-
Balance at 30 June 2004	-	-	-	-	-	-
Net Book Value						
As at 30 June 2004	-	-	-	-	-	-
Consolidated						
Gross Carrying Amount						
Balance at 1 July 2003	4,126,935	4,429,586	4,546,426	1,632,087	495,969	2,589,515
Additions	267,458	-	898,123	490,913	-	11,155
Disposals	(2,142,400)	(4,227,577)	-	(40,812)	(134,522)	-
Acquisitions of businesses	210,000	790,000	500,000	-	-	-
Balance at 30 June 2004	2,461,993	992,009	5,944,549	2,082,188	361,447	2,600,670
Accumulated Depreciation						
Balance at 1 July 2003	-	(62,178)	(625,909)	(364,193)	(231,375)	(111,397)
Disposals	-	52,179	-	97,858	85,900	-
Depreciation expense	-	(14,823)	(523,934)	(385,116)	(38,774)	(64,991)
Balance at 30 June 2004	-	(24,822)	(1,149,843)	(651,451)	(184,249)	(176,388)
Net Book Value						
As at 30 June 2004	2,461,993	967,187	4,794,706	1,430,737	177,198	2,424,282

NOTE 12: DEFERRED TAX ASSETS

	Consolidated		Parent	
	2004	**2003**	**2004**	**2003**
	$	**$**	**$**	**$**
Future income tax benefit	154,583	206,398	154,583	33,750

No part of the future income tax benefit relates to income tax losses.

NOTE 13: INVESTMENTS

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Investment in controlled entities (Note 28)	-	-	230,065	230,064
Investment in other unlisted entities	500,000	-	-	-
	500,000	-	230,065	230,064

NOTE 14: INTANGIBLES

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Goodwill	20,807,671	18,774,295	-	-
Less accumulated amortization	(2,797,473)	(1,791,816)	-	-
	18,010,198	16,982,479	-	-
Licence	34,400	14,699	-	-
Trademark	116,044	63,420	109,505	63,420
	18,160,642	17,060,598	109,505	63,420

NOTE 15: ACCOUNTS PAYABLE

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Trade creditors	3,349,436	4,193,362	86,937	35,323
Other creditors	1,441,196	198,374	81,821	112,500
	4,790,632	4,391,736	168,758	147,823

NOTE 16: INTEREST BEARING LIABILITIES

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
CURRENT				
Secured				
Hire purchase liabilities	1,179,016	803,496	-	-
Lease liabilities	46,850	103,644	-	-
Bank borrowings	1,564,237	1,662,289	-	-
	2,790,103	2,569,429	-	-
NON-CURRENT				
Secured				
Hire purchase liabilities	2,383,484	2,616,458	-	-
Lease liabilities	212,581	259,430	-	-
Bank borrowings	9,554,143	11,926,495	-	-
	12,150,208	14,802,383	-	-

NOTE 17: TAX LIABILITIES

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
CURRENT				
Income tax provision	2,091,115	1,583,068	2,091,115	537,435
NON-CURRENT				
Deferred income tax	50,225	83,845	50,225	-

NOTE 18: PROVISIONS

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
CURRENT				
Dividends	-	835,065	-	835,065
Employee entitlements (note 26)	192,740	298,038	-	-
	192,740	1,133,103	-	835,065
NON-CURRENT				
Employee entitlements (note 26)	45,771	50,662	-	-

Movements in Provisions - Dividends

	Consolidated		Parent	
Ordinary Share	2004	2003	2004	2003
	$	$	$	$
Carrying amount at start of year	835,065	695,193	835,065	695,193
Additional provisions during the year	2,398,979	1,538,384	2,398,979	1,538,384
Payments made during the year	(3,234,044)	(1,398,513)	(3,234,044)	(1,398,513)
Carrying amount at end of year	-	835,064	-	835,064

Converting Preference Share	2004	2003	2004	2003
	$	$	$	$
Carrying amount at start of year	-	-	-	-
Additional provisions during the year	706,352	-	706,352	-
Payments made during the year	(706,352)	-	(706,352)	-
Carrying amount at end of year	-	-	-	-

NOTE 19: CONTRIBUTED EQUITY

		Parent 2004 $	Parent 2003 $
(a)	Issued capital		
	24,327,859 (2003: 23,858,934) ordinary shares fully paid	22,393,215	20,955,502
	2,207,350 (2003: 2,207,350) preference shares fully paid	8,201,427	8,204,057
	Total Share capital	30,594,642	29,159,559

		Date	Number of Shares	Equity $
(b)	Movements in ordinary shares			
	Balance as at 30 June 2002		23,173,101	18,672,206
	270,898 ordinary shares were issued to shareholders at $2.29 each as part of the Dividend Reinvestment Plan	1 July 02	270,898	614,638
	250,000 ordinary shares were issued through a share placement at $4.00 each	5 November 02	250,000	1,050,000
	164,935 ordinary shares were issued to shareholders at $3.73 as part of the Dividend Reinvestment Plan	11 November 02	164,935	618,658
	Balance as at 30 June 2003		23,858,934	20,955,502
	209,086 ordinary shares were issued to shareholders at $3.29 each as part of the Dividend Reinvestment Plan	1 July 03	209,086	687,027
	224,744 ordinary shares were issued to shareholders at $3.04 each as part of the Dividend Reinvestment Plan	14 November 03	224,744	682,458
	35,095 ordinary shares were issued to shareholders at $1.96 each as part of the Dividend Reinvestment Plan	29 June 2004	35,095	68,228
	Balance as at 30 June 2004		24,327,859	22,393,215
(c)	Movements in preference shares			
	2,207,350 converting preference shares were issued at $4.20 each	25 June 03	2,207,350	8,829,400
	Write-off of prospectus, commissions and listing costs of preference shares	25 June 03	-	(625,343)
	Balance as at 30 June 2003		2,207,350	8,204,057
	Write-off of listing costs of preference shares	1 July 2003	-	(2,630)
	Balance as at 30 June 2004		2,207,350	8,201,427

NOTE 19: CONTRIBUTED EQUITY (continued)

(d) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting, in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(e) Preference shares

The company issued 2,207,350 converting preference shares at $4.00 each in June 2003. Until the preference shares are converted into ordinary shares, the preference shares will pay a cumulative dividend of 8% per annum. The dividend is payable half yearly in arrears on or before 30 June and 31 December.

Preference shares will be converted by the company into ordinary shares on 31 October 2006 in accordance with the conversion ratio.

Prior to conversion, preference shareholders are not entitled to participate in right issues, any return of capital, bonus issue or capital reconstruction.

Preference shareholders are not entitled to vote at general meetings, unless provided for by the Listing Rules or the Corporations Act 2001.

(f) Dividend reinvestment plan

The company has established a dividend reinvestment plan under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid in cash. Shares are issued under the plan at a 3% discount from the weighted average ex-dividend quoted market price for the five business days following ex-dividend quotation.

NOTE 20: RETAINED PROFITS

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Retained profits at the beginning of the financial year	2,369,358	1,025,502	634,824	758,782
Net profit attributed to members of Sam's Seafood Holdings Limited	2,472,203	2,882,240	1,867,890	1,414,426
Dividends provided for or paid	(2,398,979)	(1,538,384)	(2,398,979)	(1,538,384)
Retained profits at the end of the financial year	2,442,582	2,369,358	103,735	634,824

NOTE 21: FINANCE ARRANGEMENT

Security arrangements

Financial institutions have provided the following facilities:

(a) working capital facility with a limit of $8.0 million;
(b) trade finance facility with a limit of USD $750,000;
(c) commercial bills with a limit of $1.1 million;
(d) a number of property loans totalling $1.6 million;
(e) a mortgage facility with a limit of $840,000.

These facilities are secured by charges against the assets of Sam's Seafood group or the specific assets for which the facility relates.

Equipment Lease and Hire Purchase Arrangements

ANZ Bank, Commonwealth Bank of Australia, National Australia Bank, Rabo Bank, Bank of Queensland and Comlease AFG Limited have provided a number of equipment lease and hire purchase arrangements to Sam's Seafood group. The amount outstanding in respect of all lease and hire purchase arrangements as of 30 June 2004 was $3.82 million.

NOTE 22: REMUNERATION OF DIRECTORS

The following persons were directors of Sam's Seafood Holdings Limited during the whole year and up to the date of this report:

Chairman – non-executive
Grahame Denovan

Executive directors
Nicholas Noutsatos
Bill Matthews

Non-executive directors
Richard Abel
Adrian Vos

Principles used to determine the nature and amount of remuneration

The objective of the Company's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with achievement of strategic objectives and the creation of value for shareholders, and conforms with market best practice for delivery of reward. The Board ensures that executive reward satisfies the following key criteria for good reward governance practices:

NOTE 22: REMUNERATION OF DIRECTORS (continued)

Principles used to determine the nature and amount of remuneration (continued)

- competitiveness and reasonableness
- acceptability to shareholders
- performance linkage / alignment of executive compensation
- transparency
- capital management

Non-executive directors

Fees and payments to non-executive Directors reflect the demands which are made on, and the responsibilities of, the Directors. Non-executive Directors' fees and payments are reviewed annually by the Board. The Board also has agreed to the advice of independent remuneration consultants to ensure non-executive Directors' fees and payments are appropriate and in line with the market. The Chairman's fees are determined independently to the fees of non-executive Directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration.

Directors' fees

The current base remuneration was last reviewed with effect from 1 April 2004. The Chairman's remuneration is inclusive of committee fees while non-executive Directors who chair a committee receive additional yearly fees.

Non-executive Directors' fees are determined within an aggregate Directors fee pool limit of $200,000, which has been approved by the shareholders.

Details of remuneration

Details of remuneration of each Director of Sam's Seafood Holdings Limited, including their personally-related entities are set out in the following tables.

2004	Primary			Post-employment		Equity	
	Cash Salary and fees $	Consultancy fees $	Non-monetary benefits $	Super - annuation $	Retirement benefits $	Options $	Total $
Grahame Denoavn	50,000	-	-	5,000	-	-	55,000
Nichcolas Noutsatos	72,727	-	-	7,273	-	-	80,000
Richard Abel	30,000	-	-	3,000	-	-	33,000
Bill Matthews	38,250	50,470	-	7,500	-	-	96,220
Adrian Vos	25,000	-	-	2,500	-	-	27,500
Total	215,977	50,470	-	25,273	-	-	291,720

NOTE 22: REMUNERATION OF DIRECTORS (continued)

Details of remuneration (continued)

Total remuneration of Directors of Sam's Seafood Holdings Limited for the year ended 30 June 2003 is set out below. Information for individual Directors is not shown as this is the first financial report prepared since the issue of AASB 1046 *Director and Executive Disclosing Entities.*

2003	Primary			Post-employment		Equity	
	Cash Salary and fees $	Consultancy fees $	Non-monetary benefits $	Super - annuation $	Retirement benefits $	Options $	Total $
Total	199,000	69,204	-	18,500	-	-	286,704

Service Agreement

Remuneration and other terms of employment for the Managing Director are set out below.

Nicholas Noutsatos, Managing Director

- Term of agreement – 5 years commencing 29 October 2001.
- Base salary, inclusive of superannuation, for the year ended 30 June 2004 of $80,000, to be reviewed annually by the remuneration committee.

Remuneration Commitments

	Consolidated		Parent	
	2004 $	2003 $	2004 $	2003 $
Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognised as liabilities, payable:				
Not later than one year	80,000	80,000	80,000	80,000
Later than one year but not later than 5 years	80,000	160,000	80,000	160,000
	160,000	240,000	160,000	240,000

NOTE 23: REMUNERATION OF EXECUTIVES

The following persons were the executives with the greatest authority for the strategic direction and management of the consolidated entity during the financial year:

Name	Position	Employer
Chris Henson	General Manager	Sam's Seafood Hamilton Limited
Ken Situ	Company Secretary / CFO	Sam's Seafood Hamilton Limited

Executive Pay

The executive pay and reward framework has two components:

- Base pay and benefits
- Other remuneration such as superannuation

The combination of these comprises the executive's total remuneration. The company intends to introduce long-term equity-linked performance incentives specifically for executives during the year ended 30 June 2005.

Base pay

Structured as a total employment cost package which may be delivered as a mix of cash and prescribed non-financial benefits at the executives' discretion. Base pay for senior executives is reviewed annually to ensure the executive's pay is competitive with the market. An executive's pay is also reviewed on promotion.

There are no guaranteed base pay increases fixed in any senior executive's contracts.

Benefits

Executives receive benefits including car allowances.

Details of remuneration

Details of the remuneration of each executive of the consolidated entity, are set out in the following tables.

2004	Primary			Post-employment		Equity	
	Cash Salary and fees $	Cash bonus $	Non-monetary benefits $	Super - annuation $	Retirement benefits $	Options $	Total $
Chris Henson	94,297	-	10,000	9,430	-	-	113,727
Ken Situ	95,384	-	10,000	9,538	-	-	114,922
Total	189,681	-	20,000	18,968	-	-	228,649

NOTE 23: REMUNERATION OF EXECUTIVES (continued)

Total remuneration of executives for the year ended 30 June 2003 is set below. Information for individual executive is not shown as this is the first financial report prepared since the issue of AASB 1046 *Director and Executive Disclosures by Disclosing Entities.*

2003	Primary			Post-employment		Equity	
	Cash Salary and fees $	Cash bonus $	Non-monetary benefits $	Super - annuation $	Retirement benefits $	Options $	Total $
Total	160,040	-	-	14,403	-	-	174,443

NOTE 24: REMUNERATION OF AUDITORS

	Consolidated		Parent	
	2004 $	2003 $	2004 $	2003 $
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity				
Auditors of parent entity				
Parent entity	61,615	22,099	61,615	22,099
Controlled entities	-	-	-	-
	61,615	22,099	61,615	22,099
Remuneration for other services by the auditors of parent entity, being taxation compliance and share registry	44,398	12,078	44,398	-
Initial public offering assignments	-	16,750	-	16,750
	44,398	28,828	44,398	16,750

NOTE 25: COMMITMENTS FOR EXPENDITURE

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Operating leases				
Commitment in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Not later than one year	1,844,889	344,500	-	-
Later than one year but not later than 5 years	8,265,445	1,264,096	-	-
Later than 5 years	4,839,939	1,707,126	-	-
	14,950,273	3,315,722	-	-
Finance leases				
Commitments in relation to finance leases are payable as follows:				
Not later than one year	71,469	108,610	-	-
Later than one year but not later than 5 years	223,304	289,462	-	-
Later than 5 years	-	-	-	-
Minimum lease payments	294,773	398,072	-	-
Less future finance charges	(35,342)	(34,998)	-	-
	259,431	363,074	-	-
Representing lease liabilities:				
Current (Note 16)	46,850	103,644	-	-
Non-current (Note 16)	212,581	259,430	-	-
	259,431	363,074	-	-
Capital commitments				
Commitments for the acquisition/construction of plant and equipment contracted for at the reporting date but not recognised as liabilities payable:				
Not later than one year	-	-	-	-
Later than one year but not later than 5 years	-	-	-	-
	-	-	-	-

NOTE 26: EMPLOYEE ENTITLEMENTS

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Provision for employee entitlements				
Current (Note 18)	192,740	298,038	-	-
Non-Current (Note 18)	45,771	50,662	-	-
	238,511	348,700	-	-
	Number	Number	Number	Number
Number of employees at end of the financial year	247	222	-	-

NOTE 27: RELATED PARTIES

Directors

The names of persons who were Directors of Sam's Seafood Holdings Limited at any time during the financial year are as follows: G Denovan; N Noutsatos; R Abel; B Matthews and A Vos.

Remuneration of Directors

Information on remuneration of Directors is disclosed in Note 22.

Equity Holdings

The number of shares in the company held during the financial year by each Director of Sam's Seafood Holdings Limited and each of the specified executives of the consolidated entity, including their personally-related entities, are set out below.

Directors of Sam's Seafood Holdings Limited	Balance at the start of the year	Changes during the year	Balance at the end of the year
Ordinary shares			
Grahame Denovan	73,555	(21,235)	52,320
Nicholas Noutsatos	7,824,705	(337,024)	7,487,681
Richard Abel	86,250	-	86,250
Bill Matthews	64,344	1,905	66,249
Adrian Vos	514,486	7,590	522,076
Specified executive of the consolidated entity			
Ordinary shares			
Chris Henson	70,000	(20,000)	50,000
Ken Situ	61,898	-	61,898

Loans to Directors and Director related entities

There was an outstanding loan balance owed by Nicholas Noutsatos and his related entities as of 30 June 2004, being $1,578,947 (2003: $396,177).

Other transactions with Director and Director related entities

During the reporting period, the Company had provided loans to the Nicholas Noutsatos, Tania Noutsatos, Shirley Noutsatos and Kristina Noutsatos, who were either Director or Director related parties, the Company charged 10.8% on the outstanding balances at the end of each month. Total interest income received from the loan accounts during the year was $212,875 (2003: $59,985).

Other transactions with Director and Director related entities (continued)

The Company had paid $50,470 (2003: $69,204) to Matthews Raw Prawns, an entity wholly owned by Bill Matthews, who is Director of the Company, for his consultancy services to the Cold Store and Gladstone project development.

Bill Matthews lent $100,000 to the Company during the year which has been paid back on 2 July 2004 plus interest based on 5.75% interest rate.

NOTE 28: INVESTMENT IN CONTROLLED ENTITIES

Name of entity	Country of incorporation	Class of shares	Equity Holding		Cost of Parent entity's investment	
			2004	2003	2004	2003
Sam's Seafood Redcliffe Limited	Australia	Ordinary	100%	100%	12	12
Sam's Seafood Hamilton Limited	Australia	Ordinary	100%	100%	12	12
Sam's Seafood Properties Limited	Australia	Ordinary	100%	100%	12	12
Sam's Seafood Lifestyles Pty Ltd	Australia	Ordinary	100%	100%	230,001	230,001
Sam's Seafood Sunshine Coast Pty Ltd	Australia	Ordinary	100%	100%	12	12
Sam's Seafood Capricorn Coast Pty Ltd	Australia	Ordinary	100%	100%	12	12
Sam's Australia Limited	United Kingdom	Ordinary	100%	100%	3	3
Sam's Seafood Investments Pty Ltd	Australia	Ordinary	100%	100%	1	-
Sam's Seafood USA Inc	USA	Ordinary	100%	100%	-	-
					230,065	230,064

NOTE 29: DEED OF CROSS GUARANTEE

Sam's Seafood Holdings Limited, Sam's Seafood Hamilton Limited, Sam's Seafood Redcliffe Limited and Sam's Seafood Properties Limited are parties to a Deed of Cross Guarantee under which each company guarantees the debt of the others. By entering into the deed, the wholly owned entities have been relieved from the requirements to prepare financial report and directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017 and 00/0321) issued by the Australian Securities and Investment Commission.

Sam's Seafood Holdings Limited, Sam's Seafood Hamilton Limited, Sam's Seafood Redcliffe Limited and Sam's Seafood Properties Limited represent a 'Closed Group' for the purposes of the Class Order. As there are no other parties to the Deed of Cross Guarantee that are controlled by Sam's Seafood Holdings Limited, the Closed Group also represents the 'Extended Closed Group'.

Set out below is a consolidated statement of financial performance for the year ended 30 June 2004 of the Closed Group.

	Consolidated 2004 $	Consolidated 2003 $
Revenues from ordinary activities	58,266,398	49,283,623
Cost of goods sold	41,379,235	33,897,699
Employee benefits expenses	6,144,194	5,022,346
Depreciation and amortisation	1,707,824	1,392,923
Directors fees and on costs	241,250	217,500
Borrowing costs expenses	1,019,372	677,227
Rent and outgoings	200,011	164,176
Other operating expenses	3,985,441	2,926,881
Profit from ordinary activities before income tax	3,589,071	4,984,871
Income tax expense	(1,304,917)	(1,533,648)
Net profit attributable to members of the Closed Group	2,284,154	3,451,223

Set out below is a summary of movements in consolidated retained profits for the year ended 30 June 2004 of the Closed Group.

	Consolidated 2004 $	Consolidated 2003 $
Retained profits at the beginning of the financial year	2,938,356	1,025,517
Profit from ordinary activities after income tax expense	2,284,154	3,451,223
Dividends provided for or paid	(2,409,351)	(1,538,384)
Retained profits at the end of the financial year	2,813,159	2,938,356

NOTE 29: DEED OF CROSS GUARANTEE (continued)

Set out below is a consolidated statement of financial position as at 30 June 2004 of the Closed Group.

	Consolidated 2004 $	Consolidated 2003 $
Current asset		
Cash	1,535,801	5,414,784
Receivables	13,170,329	5,684,410
Inventories	14,533,396	12,076,653
Other	118,616	238,144
Total current assets	29,358,142	23,413,991
Non-current assets		
Receivables	555,844	3,156,215
Property, plant and equipment	6,709,806	11,260,889
Deferred tax assets	332,257	173,846
Investments	730,029	230,028
Intangible assets	17,107,549	16,856,998
Total non-current assets	25,435,485	31,677,976
Total assets	54,793,627	55,091,967
Current liabilities		
Accounts payables	4,751,683	4,298,874
Interest bearing liabilities	1,544,072	1,399,660
Current tax liabilities	2,091,115	1,583,068
Provisions	162,131	1,039,370
Total current liabilities	8,549,001	8,320,972
Non-current liabilities		
Accounts payables	2,319,448	-
Interest bearing liabilities	10,421,381	14,572,259
Deferred tax liabilities	50,225	57,371
Provisions	45,771	43,450
Total non-current liabilities	12,836,825	14,673,080
Total Liabilities	21,385,826	22,994,052
Net assets	33,407,801	32,097,915
Equity		
Contributed equity	30,594,642	29,159,559
Retained profits	2,813,159	2,938,356
Total equity	33,407,801	32,097,915

NOTE 30: RECONCILIATION OF OPERATING PROFIT/(LOSS) AFTER INCOME TAX TO NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Operating profit after income tax expense	2,472,203	2,882,240	1,867,890	1,414,426
Depreciation and amortization	2,033,295	1,756,318	-	-
Profit on disposal of property, plant & equipment	(7,165)	-	-	-
Change in operating assets and liabilities:				
Decrease / (increase) in trade and other debtors	(1,834,182)	(2,219,280)	-	-
Decrease / (increase) in inventories	(2,438,962)	(5,867,907)	-	-
Decrease / (increase) in land & buildings held for resale	6,316,539	1,048,750	-	-
Decrease / (increase) in future income tax benefit	51,815	(170,300)	(120,833)	-
Decrease / (increase) in other operating assets	60,291	138,898	(3,628,454)	(2,330,589)
Increase / (decrease) in trade and other creditors	398,896	1,356,517	20,935	24,751
Increase / (decrease) in investment	(500,000)	-	-	-
Increase / (decrease) in operating liabilities	-	(176,286)	-	83,480
Increase / (decrease) in provision for income tax	474,427	540,884	1,603,905	(54,801)
Increase / (decrease) in other provisions	(110,190)	122,579	-	-
	6,916,967	(587,587)	(256,557)	(862,733)

Non-cash Financing and Investing Activities

	Consolidated		Parent	
	2004	2003	2004	2003
	$	$	$	$
Acquisition of plant and equipment by means of hire-purchase	506,309	1,876,601	-	-
Dividends satisfied by the issue of shares under the dividend reinvestment plan	1,437,713	1,233,296	1,437,713	1,233,296
Settlement of business acquisition via reduction to vendor shareholders' loan account	1,300,000	1,200,000	-	-

Non-cash Financing and Investing Activities (continued)

Acquisition of Business

2004

(1) Acquisition of Seaborn Seafood

On 20 November 2003, Sam's Seafood Hamilton Ltd, a wholly owned subsidiary of the parent entity acquired Seaborn Seafood business for $1,050,000. The operating results of this newly acquired controlled entity has been included in the consolidated results:

Details of the acquisition are as follows:	$
Fair value of identifiable net assets of controlled entity acquired	
Property, Plant and Equipment	1,050,000
Net identifiable assets	1,050,000
Total consideration	1,050,000

Outflow of cash to acquire controlled entity, net of cash acquired

Cash consideration	550,000
Reduction in vendor shareholder loan account	500,000
Total consideration	1,050,000

(2) Acquisition of Enterprise Fisheries

On 31 December 2004, Sam's Seafood Capricorn Coast Pty Ltd, a wholly owned subsidiary of the parent entity acquired the Enterprise Fisheries business for $2,300,000. The operating results of this newly acquired controlled entity has been included in the consolidated results:

Details of the acquisition are as follows:	$
Fair value of identifiable net assets of controlled entity acquired	
Property, Plant and Equipment	2,300,000
Net identifiable assets	2,300,000
Total consideration	2,300,000

Outflow of cash to acquire controlled entity, net of cash acquired

Cash consideration	1,500,000
Reduction in vendor shareholder loan account	800,000
Total consideration	2,300,000

Non-cash Financing and Investing Activities (continued)

Acquisition of Business (continued)

2003

(1) Acquisition of Gladstone Seafresh Products

On 15 October 2002, Sam's Seafood Capricorn Coast Pty Ltd, a wholly owned subsidiary of the parent entity acquired Gladstone Seafresh Products business for $979,586. The operating results of this newly acquired controlled entity has been included in the consolidated results:

Details of the acquisition are as follows:	$
Fair value of identifiable net assets of controlled entity acquired	
Property, Plant and Equipment	700,000
Inventories	50,000
Net identifiable assets	750,000
Total consideration	750,000
Outflow of cash to acquire controlled entity, net of cash acquired	
Cash consideration	550,000
Reduction in vendor shareholder loan account	200,000
Total consideration	750,000

(2) Acquisition of Ocean Fresh Seafood

On 31 January 2003, Sam's Seafood Hamilton Limited, a wholly owned subsidiary of the parent entity acquired the Ocean Fresh Seafood business for $3,132,966. The operating results of this newly acquired controlled entity has been included in the consolidated results:

Details of the acquisition are as follows:	$
Fair value of identifiable net assets of controlled entity acquired	
Property, Plant and Equipment	2,200,000
Inventories	932,966
Net identifiable assets	3,132,966
Total consideration	3,132,966
Outflow of cash to acquire controlled entity, net of cash acquired	
Cash consideration	2,132,966
Reduction in vendor shareholder loan account	1,000,000
Total consideration	3,132,966

NOTE 31: FINANCIAL INSTRUMENTS

Interest rate risk exposure

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. Exposure arises predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

2004 Consolidated	Note	Weighted Average Interest	Floating Interest rate	Fixed Interest Rate 1 year or less	Fixed Interest Rate Over 1 to 5 years	Non-interest bearing	Total
			$	$	$	$	$
Financial Assets							
Cash	7	5.00%	1,763,085	-	-	-	1,763,085
Receivables	8	-	-	-	-	7,492,408	7,492,408
Total Financial Assets			1,763,085	-	-	7,492,408	9,255,493
Financial Liabilities							
Bank overdraft	7	9.10%	211,047	-	-	-	211,047
Trade & other creditors	15	-	-	-	-	4,790,632	4,790,632
Hire purchase liabilities	16	7.20%	-	1,179,016	2,383,484	-	3,562,500
Lease liabilities	16	7.20%	-	46,850	212,581	-	259,431
Bank borrowings	16	7.20%	11,118,380	-	-	-	11,118,380
Total Financial Liabilities			11,329,427	1,225,866	2,596,065	4,790,632	19,941,990

2003 Consolidated	Note	Weighted Average Interest	Floating Interest rate	Fixed Interest Rate 1 year or less	Fixed Interest Rate Over 1 to 5 years	Non-interest bearing	Total
			$	$	$	$	$
Financial Assets							
Cash	7	4.00%	5,288,863	-	-	32,789	5,321,652
Receivables	8	-	-	-	-	4,475,456	4,475,456
Total Financial Assets			5,288,863	-	-	4,508,245	9,797,108
Financial Liabilities							
Trade & other creditors	15	-	-	-	-	4,391,736	4,391,736
Hire purchase liabilities	16	7.20%	-	803,496	2,616,458	-	3,419,954
Lease liabilities	16	7.20%	-	103,644	259,430	-	363,074
Bank borrowings	16	6.41%	9,188,000	1,662,289	2,738,495	-	13,588,784
Total Financial Liabilities			9,188,000	2,569,429	5,614,383	4,391,736	21,763,548

Credit rate exposures

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

NOTE 32: POST BALANCE DATE EVENTS

There has not been any other matter or circumstance that has arisen since the end of the financial year that has significantly affected, or may affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

NOTE 33: EARNINGS PER SHARE

	Consolidated 2004 cents	Consolidated 2003 cents
Basic earnings per share	7.40	12.15
Diluted earnings per share	7.40	12.15
	Number	**Number**
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic and diluted earnings per share	24,208,449	23,706,742

NOTE 34: CONTINGENT LIABILITIES

The Directors are not aware of any contingent liabilities existing at balance date nor at the date of signature of the financial report.

PITCHER PARTNERS
ACCOUNTANTS AUDITORS & ADVISORS

Level 21
300 Queen Street
Brisbane
Queensland 4000

Postal Address:
GPO Box 35
Brisbane Qld 4001
Australia

Tel: 07 3228 4000
Fax: 07 3221 6420

www.pitcher.com.au
info@pitcherqld.com.au

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL - OFFICES THROUGHOUT THE WORLD

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF
SAM'S SEAFOOD HOLDINGS LIMITED

Scope

The financial report and directors' responsibility
The financial report comprises the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes to the financial statements, and the Directors' declaration for both Sam's Seafood Holdings Limited (the company) and the Sam's Seafood group (the consolidated entity), for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The Directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

An Independent Queensland Partnership. ABN 32 862 011 478
Formerly Douglas Heck & Burrell

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Sam's Seafood Holdings Limited is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

PITCHER PARTNERS

R C Brown
Partner

Brisbane, 30 September 2004